Exhibit 99.1

Results of Annual General Meeting

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA - 29 November 2023 Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) advises that all resolutions considered at the Annual General Meeting held today were carried by poll.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, details of the proxies received and votes cast in respect of each resolution are attached.

Phillip Hains
Company Secretary

Alterity Therapeutics Limited ACN 080 699 065
Level 3, 62 Lygon Street Carlton Victoria 3053 Australia
www.alteritytherapeutics.com

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Non-binding resolution to adopt Remuneration Report	Ordinary	80,616,129 76.83%	21,954,866 20.92%	2,360,040 2.25%	14,602,600	89,426,169 80.29%	21,954,866 19.71%	14,602,600	Carried
2 Re-Election of Director Mr. Peter Marks	Ordinary	106,311,290 85.25%	16,351,485 13.11%	2,043,660 1.64%	12,043,800	118,077,176 87.84%	16,351,485 12.16%	12,043,800	Carried
3 Re-Election of Director Mr. Lawrence Gozlan	Ordinary	106,475,730 85.62%	15,842,045 12.74%	2,043,660 1.64%	12,022,800	118,241,616 88.18%	15,842,045 11.82%	12,022,800	Carried
4 Ratification of prior issue of shares (Placement March 2023)	Ordinary	115,193,651 85.81%	17,027,399 12.68%	2,033,660 1.51%	3,043,925	126,949,537 88.17%	17,027,399 11.83%	3,043,925	Carried
5 Approval of 10% Placement Facility	Special	111,296,889 83.43%	19,861,399 14.89%	2,243,660 1.68%	3,896,687	123,262,775 86.12%	19,861,399 13.88%	3,896,687	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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